Dow 30 Premium & Dividend Income Fund Inc.

File No. 811-21708

Item No. 77Q2

Compliance with Section 16(a) of the

Securities Exchange Act of 1934

Mr. Martin G. Byrne, Chief Legal Officer of the Registrant is subject to Section 16 of the Securities Exchange Act of 1934 with respect to the Registrant.  A Form 3 should have been filed on his behalf by June 15, 2006; however, a late filing was executed on July 18, 2006.

Mrs. Catherine Johnston, Chief Compliance Officer to the Registrant was subject to Section 16 of the Securities Exchange Act of 1934 with respect to the Registrant.  A Form 3 should have been filed on her behalf by April 26, 2007; however, a late filing was executed on September 28, 2007.

Mr. James Hillman, Treasurer to the Registrant is subject to Section 16 of the Securities Exchange Act of 1934 with respect to the Registrant.  A Form 3 should have been filed on his behalf by September 15, 2006; however, a late filing was executed on September 28, 2007.